UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   Form 12b-25

                        Commission File Number: 001-35072

                           NOTIFICATION OF LATE FILING


(Check One):  |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
              |_| Form N-SAR


For Period Ended:  December 31, 2010

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended: _______________


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Atlantic Coast Financial Corporation
Former Name if Applicable:  N/A
Address of Principal Executive Offices
(Street and Number): 12724 Gran Bay Parkway West, Suite 150
City, State and Zip Code: Jacksonville, Florida  32258

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a) The reasons described in reasonable detail in Part III of this form
    | could not be eliminated without unreasonable effort or expense;
    |
    | (b) The subject annual report, semi-annual report, transition report on |X| | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    | filed on or before the fifteenth calendar day following the prescribed due | date; or the subject quarterly report or transition report on Form 10-Q,
    | or portion thereof will be filed on or before the fifth calendar day
    | following the prescribed due date; and
    |
    | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) | has been attached if applicable.

PART III - NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

      Management of Atlantic Coast Financial Corporation (the "Registrant") has determined that the Registrant was unable to file its Annual Report on Form 10-K for the year ended December 31, 2010 by the due date of March 31, 2011 due to financial printer processing delays and it is expected that the Registrant will be able to make the filing within the 15-day extension permitted by the rules of the U.S. Securities and Exchange Commission.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Thomas B. Wagers, Sr.           (800)                   342-2824
-----------------------      --------------      -----------------------------
(Name)                        (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_|No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                      Atlantic Coast Financial Corporation
                      ------------------------------------
                (Name of Registrant as specified in its charter)

      has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2011              By:  /s/ Thomas B. Wagers, Sr.
                                       --------------------------
                                       Thomas B. Wagers, Sr.
                                       Chief Financial Officer

                            ATTACHMENT TO FORM 12b-25
                      ATLANTIC COAST FINANCIAL CORPORATION


      Form 12b-25 requires that the Registrant disclose any significant anticipated change in results of operations for the year ended December 31, 2010, compared to the year ended December 31, 2009. The Registrant expects that the results of operations for 2010 to be included in its Annual Report on Form 10-K will include a decrease in net loss of approximately $15.1 million to a net loss of approximately $14.2 million for 2010 compared to a net loss of $29.3 million for 2009. The decreased net loss was primarily due to the improvement in the Registrant's net interest margin which resulted in a $1.9 million increase in net interest income, a $3.6 million decrease in the Registrant's provision for loan losses and a decrease in other-than-temporary impairment expense for investment securities of $4.0 million.

      This description of the Registrant's expected results of operations for 2010 may contain certain "forward-looking statements" which may be identified by the use of such words as "believe", "expect", "intend", "anticipate", "should", "planned", "estimated", and "potential". Examples of forward-looking statements include, but are not limited to, estimates with respect to the Registrant's financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgage and other loans, real estate values, and competition; changes in accounting principles, policies or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting the Registrant's operations, pricing, products and services.